O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2250

May 31, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

David L. Orlic, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	DSP Group, Inc.
Definitive Additional Solicitation Materials
Filed on May 24, 2013 by Starboard Value and Opportunity Master
Fund Ltd et al.
File No. 001-35256

Dear Mr. Orlic:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 29, 2013 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

1.
Please provide support for all elements of the statement that Mr. Traub and Mr. Lacey refused to sign the company’s Form 10-K due to the company’s insistence on including false and misleading statements about them in its disclosure despite their specific objections.

We respectfully submit that the statement referenced in the Staff’s comment is supported by the disclosure of DSP Group, Inc. (the “Company”) included in the “Risk Factors” section of the Company’s Form 10-K filed with the Commission on March 18, 2013, under the subheader “Our business could be negatively affected as a result of a proxy fight and the actions of activist stockholders.”  An excerpt from this disclosure is included below (emphasis added):

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May 31, 2013

“[T]he Starboard Nominees have claimed that they are entirely independent and have said that our statements about Starboard and the wisdom of allowing Starboard nominees to constitute a majority of our board have included false and misleading statements about the two Starboard Nominees, particularly in relation to their independence…The Starboard Nominees have also refused to sign our Annual Report on Form 10-K for the year ended December 31, 2012 as they claim that disclosure in this risk factor is inaccurate, a claim which the other directors of the company disagree.”

2.
We note your response to prior comment 2, and that you have renewed your statement that Mr. Mann, certain directors, and outside legal counsel “made decisions” regarding the company’s ongoing relationship with CEVA. We reissue the comment. Please provide support for the assertion that these persons made decisions with respect to this relationship, or advise how you plan to address this in your filings.

On pages 29, 31 and 33 of Starboard’s Investor Presentation filed with the Commission on May 13, 2013 under cover DFAN14A and on pages 12 and 13 of Starboard’s press release filed with the Commission on May 13, 2013 under cover DFAN14A, Starboard raised the question of whether Messrs. Ayalon, Limon, Mann and Silver have made decisions in the best interests of the Company and its stockholders with respect to matters impacting CEVA, Inc. (“CEVA”) considering the relationships these individuals have with CEVA.  Starboard has been particularly concerned about the Company’s decisions (i) not to reenter the licensing business in 2007 or later and (ii) to build a voice processing chip for mobile phones with CEVA’s audio core rather than license the Company’s noise cancellation technology to smartphone companies.  The Company responded to Starboard’s questions by asserting that licensing decisions are made by the Company’s management acting in the ordinary course of business, without direct involvement of the Company’s Board of Directors or outside counsel.

Starboard continues to be concerned that Messrs. Ayalon, Limon, Mann and Silver may have had influence, directly or indirectly, over the Company’s decision-making, and have been highly conflicted with respect to any decision by the Company that could have impacted CEVA, positively or negatively.  However, in acknowledgment of the Company’s response to Starboard’s specific questions addressed above and the Staff’s comment, Starboard will limit its future statements on this subject to its concerns regarding the potential conflicts of interest and general impropriety of the interrelationships between the Company and CEVA (particularly those of Messrs. Ayalon, Limon, Mann and Silver), and will refrain from making any statements that may imply that these persons made specific decisions with respect to the Company’s relationship with CEVA.

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May 31, 2013

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Very truly yours, /s/ Andrew M. Freedman Andrew M. Freedman

cc:	Steve Wolosky, Esq.
Jeffrey C. Smith